NEWS RELEASE

PAN AMERICAN SILVER: EARLY WARNING NEWS RELEASE
Vancouver, B.C. - November 4, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") has acquired ownership of 6,250,000 common shares ("Common Shares") of Galleon Gold Corp. (TSXV: GGO) ("Galleon"), for C$1.12 per Common Share, pursuant to a non-brokered private placement (the "Acquisition"), which was completed contemporaneously with a "bought deal" private placement by Galleon (the "Bought Deal Offering"). Pursuant to the Bought Deal Offering, Galleon issued: (i) 4,717,000 Common Shares as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") (the "FT Shares") at a price of $1.59 per FT Share for aggregate gross proceeds of approximately $7.5 million; and (ii) 20,089,271 Common Shares (the "HD Shares") at a price of $1.12 per HD Share for aggregate gross proceeds of approximately $22.5 million, which includes 2,678,571 HD Shares issued pursuant to the full exercise of an over-allotment option by the underwriters of the Bought Deal Offering for gross proceeds of approximately $3 million. All amounts are in Canadian dollars.
Prior to the Acquisition, Pan American owned, directly or indirectly, or exercised control or direction over, 19,824,766 Common Shares and 9,375,000 Common Share purchase warrants of Galleon ("Warrants") each entitling the holder thereof to acquire one additional Common Share at an exercise price of C$0.75 per Common Share until December 4, 2027, and had the right to acquire 17,777,777 Common Shares pursuant to the Debenture (as defined below).
Immediately following the Acquisition, Pan American now owns, directly or indirectly, or exercises control or direction over, 26,074,766 Common Shares, 9,375,000 Warrants and the Debenture, which represent approximately 15.6% of the total number of issued and outstanding Common Shares on a non-diluted basis and approximately 27.3% of the total number of issued and outstanding Common Shares on a partially-diluted basis.
Galleon had previously issued an unsecured convertible debenture to Pan American for C$8,000,000 on August 13, 2025 (the "Debenture"). The Debenture has a term of 36 months from the date of issuance, bears interest at a rate of 10.0% per annum, payable in cash or Common Shares at the option of Pan American, and is convertible into Common Shares at a price of C$0.45 per Common Share. If the principal amount of the Debenture is converted into Common Shares, it would result in the issuance of up to 17,777,777 Common Shares, subject to the terms and conditions of the Debenture. If Pan American converted the principal amount of the Debenture and exercised its Warrants, Pan American would own 53,227,543 Common Shares, representing 19.6% and 27.3% of the issued and outstanding Common Shares on a fully and partially diluted basis, respectively.
The Acquisition was made for investment purposes. Pan American has a long-term view of the investment and may acquire additional securities of Galleon, including on the open market or through private acquisitions, or sell the securities, including on the open market or through private dispositions, in the future depending on market conditions, reformulation of plans and/or other relevant factors.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
For further information and to obtain a copy of the related Early Warning Report, please contact:

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
www.panamericansilver.com

PAN AMERICAN SILVER CORP.	1